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As Filed Pursuant to Rule 424(b)(4)
under the Securities Act of 1933
Registration No. 333-181437

PROSPECTUS

1,630,435 Shares

        We are offering 1,630,435 shares of our common stock, $1.00 par value per share. Our common stock is traded on the NASDAQ Capital Market under the symbol "FCCO." On July 23, 2012, the last reported sale price of our common stock on the NASDAQ Capital Market was $8.00 per share.

        These shares of common stock are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 16 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to public	$8.00	$13,043,480
Underwriting discount	$0.48	$782,609
Proceeds to us (before expenses)	$7.52	$12,260,871

        The underwriter also may purchase up to an additional 244,565 shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

        We have entered into a firm commitment underwriting agreement with the underwriter.

        The underwriter expects to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about July 27, 2012.

RAYMOND JAMES

The date of this prospectus is July 23, 2012

26
85
Spartanburg
Greenville
Rock Hill
385
Newberry
26
77
Camden
20
Columbia
95
20
26
95
Charleston
SOUTH CAROLINA
Newberry
Camden
(Kershaw County)
77
26
20
Lexington
Columbia
Corporate Headquarters & Full Service Branch
Full Service Branch
ATM Only
First Community Financial Consultants
Palmetto South Mortgage Corp

ABOUT THIS PROSPECTUS

        It is important for you to read and consider all of the information contained in this prospectus before making your investment decision. You should rely only on the information contained in, or incorporated by reference into, this prospectus and any related free writing prospectus that we may file with the Securities and Exchange Commission (the "SEC"). We have not, and the underwriter has not, authorized any other person to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition and results of operations may have changed since that time.

        In this prospectus, we rely on and refer to information and statistics regarding the banking industry and banking markets in South Carolina. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information. In addition, the sources of the demographic information that we have included in our discussion of our market areas in this prospectus include United States Census Bureau, economic development authorities and chamber of commerce materials.

        In this prospectus, we frequently use the terms "we", "our", "us", "First Community" and the "Company" to refer to First Community Corporation, First Community Bank, N.A., and other subsidiaries which we own as a combined entity, except where it is clear that the terms mean only First Community Corporation. We also use the term the "bank" to refer to First Community Bank, N.A. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully, including particularly the "Risk Factors" section beginning on page 15.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

        Certain statements included in this prospectus or in the documents incorporated by reference in this prospectus, other than statements of historical fact, are forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), and the regulations promulgated thereunder), which are intended to be covered by the safe harbors created thereby. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of our management and on information available at the time these statements and disclosures were prepared. Forward-looking statements include, but are not limited to:

  •
  certain statements contained in "Risk Factors" in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2011;

  •
  certain statements contained in "Business" in our Annual Report on Form 10-K for the year ended December 31, 2011;

  •
  certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and notes to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly

i

    Report on Form 10-Q for the quarter ended March 31, 2012 concerning the allowance for loan losses, liquidity, capital adequacy requirements, unrealized losses and impact of accounting pronouncements; and

  •
  certain statements as to trends or events, or First Community Corporation's or our management's beliefs, expectations, objectives, plans, goals, intentions, estimates, projections and opinions.

        These statements are included throughout this prospectus, and in the documents incorporated by reference in this prospectus, and relate to, among other things, projections of revenues, earnings, earnings per share, cash flows, capital expenditures, or other financial items, expectations regarding acquisitions, discussions of estimated future revenue enhancements, potential dispositions, and changes in interest rates. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, profitability, liquidity, and capital resources. The words "believe", "anticipate", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", and similar terms and phrases identify forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus.

        Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a number of factors. Some of the risks, uncertainties and other factors that may cause actual results, developments and business decisions to differ materially from those anticipated by such forward-looking statements include the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2011 and the following:

  •
  reduced earnings due to higher credit losses generally and specifically because losses in the sectors of our loan portfolio secured by real estate are greater than expected due to economic factors, including, but not limited to, declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;

  •
  the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;

  •
  restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

  •
  the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods;

  •
  results of examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or write-down assets;

  •
  reduced earnings due to higher other-than-temporary impairment charges resulting from additional decline in the value of our securities portfolio, specifically as a result of increasing default rates, and loss severities on the underlying real estate collateral;

  •
  significant increases in competitive pressure in the banking and financial services industries;

  •
  changes in the interest rate environment which could reduce anticipated or actual margins;

  •
  changes in political conditions or the legislative or regulatory environment, including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and regulations adopted thereunder, changes in federal and/or state tax laws or interpretations thereof by taxing authorities, changes in laws, rules or regulations applicable to companies that have participated in the United States Department of the Treasury's (the "U.S. Treasury") Capital Purchase Program (the "CPP"), and other governmental initiatives affecting the financial services industry;

  •
  general economic conditions, either nationally or regionally and especially in our primary service area, being less favorable than expected resulting in, among other things, a deterioration in credit quality;

  •
  changes occurring in business conditions and inflation;

  •
  increased funding costs due to market illiquidity, increased competition for funding, and/or increased regulatory requirements with regard to funding;

  •
  changes in deposit flows;

  •
  changes in technology;

  •
  changes in monetary and tax policies, including confirmation of the income tax refund claims received by the Internal Revenue Service ("IRS");

  •
  changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board and the Financial Accounting Standards Board;

  •
  the rate of delinquencies and amounts of loans charged-off;

  •
  the rate of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio;

  •
  our ability to maintain appropriate levels of capital and to comply with our higher individual minimum capital ratios;

  •
  our ability to attract and retain key personnel;

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  our ability to retain our existing clients, including our deposit relationships;

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  adverse changes in asset quality and resulting credit risk-related losses and expenses;

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  loss of consumer confidence and economic disruptions resulting from terrorist activities; and

  •
  other risks and uncertainties described under "Risk Factors" below.

        Because of these and other risks and uncertainties, our actual future results may be materially different from the results indicated by any forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Securities Exchange Act of 1934 and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room facility located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR.

        This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus at the public reference facility of the SEC at the locations described above.

        The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed "furnished" in accordance with SEC rules:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2011;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2012; and

  •
  Our Current Reports on Form 8-K filed with the SEC on January 3, 2012, January 19, 2012, April 18, 2012, May 18, 2012, May 21, 2012, July 2, 2012, and July 12, 2012 (with respect to Item 8.01 only).

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        Our Internet address is www.firstcommunitysc.com. We make available on our website, free of charge, our periodic and current reports, proxy and information statements and other information we file with the SEC and amendments thereto as soon as reasonably practicable after we file such material with, or furnish such material to, the SEC, as applicable. After accessing the website, the filings are available upon selecting the "Investors" menu items. The contents of the website are not incorporated into this prospectus or into our other filings with the SEC.

        In addition, upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to, telephoning or e-mailing us at the following address, telephone number and e-mail address:

First Community Corporation
Attn: Joseph G. Sawyer
5455 Sunset Boulevard
Lexington, South Carolina 29072
(803) 951-2265
InvestorRelations@firstcommunitysc.com

v

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock, including the risks discussed under the "Risk Factors" section and our financial statements and related notes.

The Company

        First Community Corporation is a bank holding company headquartered in Lexington, South Carolina. Our wholly-owned subsidiary, First Community Bank, N.A., operates 11 branches in the Midlands area of South Carolina, with six branches in Lexington County, two branches in Newberry County, two branches in Richland County and one branch in Kershaw County. We are a community-oriented financial institution that offers a wide-range of traditional banking products and services for small to medium sized businesses, professionals and other individuals in our markets, including commercial and consumer loan and deposit services, as well as mortgage, financial planning and investment services. We seek to be the provider of choice for financial solutions to customers in our markets who value exceptional personalized service and local decision making.

        We commenced operations in 1995 and have expanded through a combination of organic growth and selective acquisitions. As of March 31, 2012, we had total assets of $601.5 million, total gross loans of $331.1 million, total deposits of $476.9 million and total shareholders' equity of $49.3 million. As of March 31, 2012, approximately 70.7% of our outstanding loans were secured by commercial real estate. Net income for the three months ended March 31, 2012 was $799 thousand compared to $570 thousand for the three months ended March 31, 2011, an increase of 40.2%. For the three months ended March 31, 2012, net income available to common shareholders was $630 thousand compared to $403 thousand during the first three months of 2011, an increase of 56.3%. Diluted earnings per share for the first three months of 2012 were $0.19, compared to $0.12 over the same period in 2011, an increase of 58.3%. At March 31, 2012, our Tier 1 leverage capital ratio was 9.77%, Tier 1 risk-based capital ratio was 15.65% and total risk-based capital ratio was 17.57%.

        We believe that our core lending and deposit business segments have performed well in a very challenging economic environment that began in 2008. As of March 31, 2012, we had non-performing assets of $10.8 million which represented 1.79% of total assets. Management believes that the Company is well positioned to build on its core performance to grow profitably going forward.

        Following a recent on-site examination of the bank, the Office of the Comptroller of the Currency (the "OCC") notified the bank that, effective June 28, 2012, the bank is no longer subject to the Formal Agreement that it entered into with the OCC in 2010. In addition, the Federal Reserve Bank of Richmond (the "Federal Reserve") has notified the Company that, effective July 10, 2012, the Company is no longer subject to the Memorandum of Understanding that it had entered into with the Federal Reserve in December of 2011 (which had terminated and replaced a Memorandum of Understanding entered into in June of 2010) (the "MOU").

Our Management Team

        Our executive management team consists of five seasoned banking professionals who have 150 years of combined experience with an average of 30 years experience each in the financial services industry. All five members of our executive management team have been with us since we commenced operations in 1995, and four of the members of our executive management team worked together at another bank before we commenced operations. In addition, four members of our executive management team have worked in the Midlands area of South Carolina for their entire careers. We believe that our executive officers' experience and local market knowledge are valuable assets in turbulent economic times, and will enable them to guide the Company successfully in the future.

        The executive management team of First Community consists of:

Name	Position	Years of Experience
Michael C. Crapps	President & Chief Executive Officer	32
Joseph G. Sawyer	Senior Vice President—Chief Financial Officer	38
David K. Proctor	Senior Vice President—Senior Credit Officer	32
J. Ted Nissen	Senior Vice President—Commercial and Retail Banking Executive	27
Robin D. Brown	Senior Vice President—Director of Marketing/Human Resources	21

Our Markets

        We operate in the counties of Lexington, Richland, Kershaw and Newberry, South Carolina. These counties, which we refer to as the "Midlands" region of South Carolina, had an aggregate population of 756,664 and total deposits of approximately $13.6 billion as of June 30, 2011. Lexington County, which is home to six of our bank's branch offices, had a population of 267,167 and total deposits of $3.2 billion as of June 30, 2011. As of June 30, 2011, $235.0 million, or 49.7%, of our total deposits were located in Lexington County. Richland County, in which we have two branches, is the largest county in South Carolina with a population of 384,474 and total deposits of $9.4 billion as of June 30, 2011. Columbia, which is located within Richland County, is South Carolina's capital city and is geographically positioned in the center of the state between the industrialized Upstate region of South Carolina and the coastal city of Charleston, South Carolina. Intersected by three major interstate highways (I-20, I-77 and I-26), Columbia's strategic location has contributed greatly to its commercial appeal and growth.

        We serve attractive banking markets with long-term growth potential and a well educated employment base that helps to support our diverse and relatively stable local economy. The principal components of the economy within our market areas are service industries, government and education, and wholesale and retail trade. The largest employers in our market area, each of which employs in excess of 3,000 people, are Fort Jackson Army Base, the University of South Carolina, Palmetto Health Alliance, Blue Cross Blue Shield and SCANA Corporation. In addition, Amazon.com recently opened a distribution center in Lexington County that is expected to add approximately 2,000 full-time jobs to our market area. In January 2011, AQT Solar announced that the company will locate its second manufacturing facility in Richland County, which is expected to create 1,000 new jobs. In October 2011, Nephron Pharmaceuticals Corporation announced that the company will locate a new manufacturing facility in Lexington County that is expected to generate 707 new jobs. In February 2012, Verizon Wireless announced that it plans to construct a new call center in Richland County that is expected to add approximately 500 new jobs to our market area. In April 2012, Aflac announced that it intends to add 450 jobs to its Richland County operations, and Michelin announced that it will add 270 jobs in connection the expansion of its Lexington County plant, which is expected to bring the total number of Michelin workers in Lexington County to 2,200.

        The Company believes that this diversified economic base has reduced, and will likely continue to reduce, economic volatility in our market areas. Our markets have experienced steady economic and population growth over the past 10 years, and we expect that the area will continue to grow and develop economically.

        We believe that Lexington and Richland Counties, in particular, will provide meaningful growth opportunities for us. As of March 31, 2012, Lexington County had an unemployment rate of 6.8%, which was the lowest unemployment rate of any county in South Carolina and compared to an average of 8.9% for the state of South Carolina and 8.2% for the United States. As of June 30, 2011, Lexington County had a median household income of $50,321, compared to $41,607 for the state of South Carolina and $50,227 for the United States. Further, projected population and median household income growth through 2016 in Lexington County are expected to be 8.9% and 11.1%, respectively, compared to 3.4% and 14.6% for the United States, respectively. As of March 31, 2012, Richland County has an unemployment rate of 7.8%. As of June 30, 2011, Richland County had household income of $47,233. Further, projected population and median household income growth in Richland County are expected to be 7.1% and 14.4%, respectively, through 2016.

Competitive Strengths

        We believe that the following business strengths have been instrumental to the success of our core operations and will enable us to continue profitable growth and to maximize value to our shareholders, while remaining fundamentally sound.

        Franchise Value Built on Relationships. First Community is dedicated to being the provider of choice for financial solutions to local businesses, professionals and other individuals in our markets who want to bank with an institution that offers local decision making and individualized service. We believe that we present a natural alternative to the larger regional and national competitors for customers who prefer "high touch" customer service and that our service level is valued by our customers. We believe that this business philosophy enables us to build long-term relationships with desirable customers, which enhances the quality and stability of our funding and lending operations.

        First Community was recognized in each of the past four years as one of the Best Places to Work in South Carolina by the South Carolina Chamber of Commerce. We believe that our work environment appeals to the type of employees who provide the kind of customer care that our customers and target market desire.

        Strong Credit Quality. We emphasize a disciplined credit culture based on intimate customer and market knowledge and sound underwriting standards. The results of our focus on credit quality are evidenced by a ratio of non-performing assets to total assets of 1.79% at March 31, 2012 and 2.15% at December 31, 2011, and a net charge-offs to average total loans ratio of 0.22% annualized for the three months ended March 31, 2012 and 0.50% for the year ended December 31, 2011. Our ratio of allowance for loan losses to total loans was 1.43% at March 31, 2012 and 1.45% at December 31, 2011, while our ratio of allowance for loan losses to non-performing loans was 87.8% at March 31, 2012 and 86.6% at December 31, 2011. While the challenging operating environment in 2008 and 2009 contributed to an increase in charge-offs and non-performing assets, management believes that these metrics are currently at manageable levels and that they compare favorably to the averages for publicly traded banks and thrifts in South Carolina.

        Strong Capital Position. Our capital position is strong and has improved every quarter since the first quarter of 2010. At March 31, 2012, our Tier 1 leverage capital ratio was 9.77%, our Tier 1 risk-based capital ratio was 15.65% and our total risk-based capital ratio was 17.57%. We exceed the regulatory guidelines to be classified "well capitalized." We believe that our capital position enhances our ability to grow organically because it enables the Company to continue lending and to remain focused on our customers' needs.

        Core Funding Strength. Customer deposits are our primary source of funds and, as of December 31, 2011 and March 31, 2012, we had no brokered deposits. Core deposits, which exclude certificates of deposit of $100,000 or more comprised approximately 83.1% and 82.4% of our total deposits at March 31, 2012 and December 31, 2011, respectively. Approximately 57.0% of total deposits at March 31, 2012 were non-interest bearing, NOW, money market and savings accounts, which we refer to as "pure" deposits. Our pure deposits grew by $17.9 million to $272.0 million at March 31, 2012 from $254.1 million at December 31, 2011. Increasing pure deposits is a key focus of our management team as these funding sources typically result in lower interest expense on our total deposit base. We believe our focus on generating low-cost deposits, which is supported by our established and attractive franchise, differentiates us from many of our competitors, particularly those banks that have used brokered deposits and certificates of deposit as a primary source of funding. A stable base of core deposits is expected to continue to be the primary source of funding to meet both our short-term and long-term liquidity needs in the future.

        Experience in Executing and Integrating Acquisitions. We have been a selective acquirer and integrator of banks and non-bank businesses. In 2001, we acquired one branch from DutchFork Bancshares, Inc., the parent company of Newberry Federal Savings Bank ("Newberry Federal"). In 2004, we completed our acquisition of DutchFork Bancshares and its subsidiary, Newberry Federal. In 2006, we acquired DeKalb Bankshares, Inc., the holding company for The Bank of Camden. In 2008, we acquired two Columbia, South Carolina-based financial planning and investment advisory firms, EAH Financial Group and Pooled Resources, LLC, and formed First Community Financial Consultants. In July 2011, we expanded our existing mortgage business with the acquisition of Palmetto South Mortgage Corporation ("Palmetto South"), a mortgage lender providing purchase money and refinance loans for borrowers in South Carolina. We believe that our experience in identifying, structuring and integrating acquisitions should better enable us to evaluate and, if strategically and financially accretive, pursue potential acquisition opportunities going forward.

Our Business Strategy

        The Company is focused on growing business relationships and building core deposits, profitable loans and non-interest income. We believe that we have built a solid franchise that meets the financial needs of our clients by providing an array of personalized products and services delivered by seasoned banking professionals with decisions made at the local level. Our overall strategic goal is to provide the highest level of service to our customers and to be a high-performing financial institution. Our specific business strategies include:

        Produce Profitable Organic Growth in a More Rational Competitive Environment. We believe that we can attract new customers and expand our total loans and deposits within our existing market areas without materially adding to our existing branch network or personnel. We currently employ 13 commercial lenders with over 226 years of combined experience generating loans and servicing customers in our markets. Some of our competitors have been weakened by the current economic crisis and are encouraging their customers to move to other institutions. Growing First Community from within will allow us to leverage our competitive strengths and take advantage of these market opportunities. This offering is primarily intended to enable us to replace our Series T Preferred Stock, and potentially the Warrants, issued to the U.S. Treasury pursuant to the Capital Purchase Program with the Tier 1 common equity raised in this offering. We believe that the Tier 1 common equity resulting from this offering will provide us with a more sound capital foundation upon which to prudently grow our balance sheet going forward.

        Our strategy also includes net interest margin expansion and increasing profitability by changing the mix of assets on our balance sheet. As of March 31, 2012, we had an investment portfolio of $202.7 million which yielded 2.77% during the first quarter of 2012 compared to 5.66% for our loan portfolio. As we grow, we intend to partially fund new loans with cash flow received from our investment portfolio. Moving the cash flow of lower yielding securities into higher yielding loans will increase the spread between our cost of funds and yield on assets, resulting in an improved net interest margin and a more profitable financial institution.

        In addition to organic growth within our markets, we also believe that we may be able to enter into new markets through selective de novo branch expansions as seasoned bankers become available as a result of the economic uncertainty currently facing many financial institutions in South Carolina. Our management team also intends to remain diligent in refining our business processes in order to increase our efficiency and profitability.

        Acquire Banks or Banking Branches. We expect the persistent challenges presented by the economic climate coupled with the significant legislation and regulation enacted in response to the current economic crisis, along with increased compliance costs and an accelerated need for economies of scale, will encourage many financial institutions to seek a merger partner. Furthermore, many financial institutions are seeking to improve their capital ratios by selling branch locations and focusing on their core markets. While any acquisitions of banks or banking branches would require regulatory approvals, we believe that carefully priced, negotiated whole bank and/or branch acquisitions could increase our earnings and shareholder value, as well as expand our footprint into attractive new markets across South Carolina.

        Grow Non-interest Income Lines of Businesses. Our strategy involves building and maintaining sustainable revenue and net income sources that are incremental to our bank's net interest income. We provide an array of products and services, including mortgage, financial planning and investment services, to our clients to meet their financial needs. During the past several years, we have successfully grown our non-interest income lines of business, both organically and through acquisitions. With the acquisition of Palmetto South in July 2011, we expanded our selection of mortgage loan products for home purchase or refinance in South Carolina. We also offer investment services through First Community Financial Consultants, a division we formed in 2008 concurrent with the acquisition of two financial planning and investment advisory firms. Our ancillary products and services drive non-interest income, adding diversity to our revenue base and increasing our overall profitability. These businesses also are generally less capital intensive and have variable cost expense structures, giving us flexibility to efficiently manage these operations to maximize overall return on shareholders' equity. Through the first three months of 2012, our non-interest income derived from customer activities as a percentage of operating revenue was 29.4%, which compares favorably to the average of 24.5% generated by all other publicly traded banks in South Carolina as of March 31, 2012. We believe that our efforts to enhance our banking operations by diversifying our revenue mix will result in increased non-interest income in the future.

        Focus on Profitability. Our executive management team and the board of directors are dedicated to producing profits and returns for our shareholders. We actively manage the mix of assets and liabilities on our balance sheet to improve our net interest margin, a key driver of profitability. We have also continued to develop and grow non-interest income as well as focus on expense control. By striving to constantly improve our performance, we seek to increase profitability and improve our return on average assets and return on average equity. We have delivered profitable results for nine consecutive quarters, including the first quarter of 2012. Net income available to common shareholders for the first quarter of 2012 was $630 thousand, a 56.3% increase over the first quarter of 2011. Our 6.86% return on average common equity through the first three months of 2012 compares favorably to the 5.23% average return on average common equity for all publicly traded South Carolina banks that have reported earnings in the first quarter of 2012. We believe that, as the economy continues to improve and credit costs return to normalized levels, our focus on maximizing the Company's net interest margin and minimizing its efficiency ratio will translate into continued and improving profitability and shareholder returns. We are committed to enhancing these levels of profitability by focusing on our core competencies and believe that we have the infrastructure currently in place, such as technology, support staff and administration, to support expansion with limited associated overhead expense increases.

        Maintain Financial Discipline. We are committed to being a high performing financial services company and will continue to expand our bank and non-bank businesses, but only in a disciplined manner. We will grow the loan portfolio, open new branches and consider new acquisitions only after rigorous due diligence and substantial quantitative analysis regarding the financial and capital impacts of such transactions. Our focus on credit risk management has enabled us to successfully grow our balance sheet while maintaining strong loan quality through our conservative underwriting practices. We will not reduce our credit standards or pricing discipline to generate new loans or make acquisitions. We believe that maintaining our financial discipline will generate long-term shareholder value.

Planned Repurchase of Our Preferred Stock Issued to the U.S. Treasury Pursuant to the Capital Purchase Program

        On November 21, 2008, we issued $11.3 million of Fixed Rate Cumulative Preferred Stock, Series T ("Series T Preferred Stock") to the U.S. Treasury pursuant to the U.S. Treasury's CPP, together with a warrant to purchase up to 195,915 shares of our common stock at an initial exercise price of $8.69 per share (the "Warrant") (the "TARP Transaction"). Cumulative dividends on the Series T Preferred Stock accrue on the liquidation preference at a rate of 5% per annum until February 14, 2014, and at a rate of 9% per annum thereafter. We incurred approximately $567.5 thousand in annual dividends on the Series T Preferred Stock for each of the years ended December 31, 2011, 2010 and 2009, and this amount will increase to approximately $1.0 million in annual dividends if we do not repurchase the Series T Preferred Stock prior to February 15, 2014. Dividend payments on the Series T Preferred Stock adversely impact net income available to our common shareholders and earnings per common share.

        In order to, among other things, decrease preferred stock dividends and in turn increase net income available to our common shareholders and earnings per common share, we intend to use a portion of the net proceeds of this offering to repurchase all of the Series T Preferred Stock and, potentially, the Warrant. We may seek to repurchase our Series T Preferred Stock through, among other methods, participation in a U.S. Treasury auction, privately negotiated transactions, and/or the exercise of the redemption right that we have under the terms of the Series T Preferred Stock. We have consulted with our banking regulators as to our intent to repurchase the Series T Preferred Stock, and we understand that the Treasury will also consult with these regulators upon receipt of notice from us of our intention to repurchase the Series T Preferred Stock. However, we cannot guarantee that the Treasury will grant approval of our repurchase of the Series T Preferred Stock or agree to a price for the Warrant that would be acceptable to the

Company. If we repurchase all of the Series T Preferred Stock and the Warrant, these repurchases will require the use of all or substantially all of the net proceeds of this offering. If we were to conclude that we will not receive such approvals within a reasonable period of time, then we may decide to use the proceeds of this offering that would otherwise have been used for the repurchase of the Series T Preferred Stock and, potentially, the Warrant, instead for general corporate purposes, including contributing a portion of the proceeds to the bank as additional capital to support organic growth and, potentially, opportunistic acquisitions that meet our investment criteria. See "Use of Proceeds."

December 2011 Private Placement

        In December 2011, we sold 2,500 Units (the "Units"), with each Unit consisting of an 8.75% Subordinated Note, due in 2019, $1,000 principal amount (collectively, the "Subordinated Notes"), and a warrant to purchase 43 shares of common stock of the Company at an exercise price equal to $5.90 per share, to certain accredited investors, including directors and executive officers of the company, in private placement for an aggregate purchase price of $2.5 million.

        Proceeds from this offering were retained by the holding company (First Community Corporation). As of March 31, 2012, we had $3.2 million in cash at the holding company level, which cash was available to, among other things, fund dividend payments on our common and preferred stock, including the Series T Preferred Stock issued to the U.S. Treasury, interest payments on the Subordinated Notes and dividend payments on the trust preferred securities. Based on our current level of holding company dividend and interest payments and other expenses, and assuming net proceeds of $12.0 million from this offering and assuming the repurchase of our Series T Preferred Stock for $11.3 million, we believe that our cash at the holding company level is sufficient to fund such payments through approximately September 30, 2014.

Recent Developments

        Regulatory Developments. Following a recent on-site examination of the bank, the OCC notified the bank that, effective June 28, 2012, the bank is no longer subject to the Formal Agreement that it entered into with the OCC on April 6, 2010. The Formal Agreement was based on the findings of the OCC during a 2009 on-site examination of the bank. As reflected in the Formal Agreement, the OCC's primary concern with the bank was driven by the rating agencies downgrades of non-agency mortgage backed securities ("MBSs") in its investment portfolio. These securities, purchased in 2004 through 2008, were all rated AAA by the rating agencies at the time of purchase; however, they were impacted by the economic recession and the stress on the residential housing sector and were subsequently downgraded, many to below investment grade. As of June 30, 2012, the bank had reduced the non-agency MBSs in its investment portfolio that are rated below investment grade to $1.7 million.

        The OCC also notified the bank that, effective June 28, 2012, it is no longer subject to the Individual Minimum Capital Ratios established for the bank on February 24, 2010, which had required the bank to maintain a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a total risk-based capital ratio of at least 12.00%. The general regulatory minimums to be well-capitalized are a Tier 1 leverage capital ratio of at least 5.00%, a Tier 1 risk-based capital ratio of at least 6.00%, and a total risk-based capital ratio of at least 10.00%. These regulatory capital ratios for the bank were 9.93%, 16.62% and 17.88%, respectively, as of June 30, 2012. The bank is well-capitalized for regulatory purposes.

        In addition, the Federal Reserve notified the Company that, effective July 10, 2012, the Company is no longer subject to the MOU.

        Preliminary Second Quarter Financial Results. On July 11, 2012, we announced our preliminary financial results for the quarter ended June 30, 2012. These results are unaudited and are subject to the risks and uncertainties relating to our business described under "Risk Factors" in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2011.

        Net income available to common shareholders for the second quarter of 2012 was $760 thousand which was a 20.64% increase as compared to $630 thousand in the preceding quarter and a 36.20% increase as compared to $558 thousand in the second quarter of 2011. Diluted earnings per common share were $0.23 for the second quarter of 2012 as compared to $0.19 for the first quarter of 2012 and as compared to $0.17 in the second quarter of 2011.

        Net income available to common shareholders for the six months ended June 30, 2012 was $1.4 million, which was a 44.64% increase as compared to $961 thousand during the first six months of 2011. Diluted earnings per common share were $0.42 for the first six months of 2012, as compared to $0.29 for the first six months of 2011.

        During the second quarter of 2012, all of our regulatory capital ratios continued to increase as compared to the prior year. At June 30, 2012, the bank's Tier 1 leverage, Tier 1 risk-based capital, and total risk-based capital ratios were 9.93%, 16.62%, and 17.88%, respectively, and the Company's ratios were 9.94%, 16.64%, and 18.59%, respectively. By comparison, at June 30, 2011, the bank's Tier 1 leverage, Tier 1 risk-based capital, and total risk-based capital ratios were 8.75%, 14.21%, and 15.46%, respectively, and the Company's ratios were 8.98%, 14.57%, and 15.87%, respectively.

        Non-performing assets continued to improve, decreasing to $9.55 million (1.60% of total assets) at the end of the second quarter, as compared to $10.8 million (1.80% of total assets) as of March 31, 2012. During the second quarter, non-accrual loans decreased from $5.4 million to $4.6 million, while other real estate owned ("OREO") decreased from $5.4 million to $4.6 million. Trouble debt restructurings, that are still accruing interest, increased to $4.1 million as of the end of the second quarter of 2012, compared to $3.1 million as of March 31, 2012. Loans past due 30-89 days decreased to $2.4 million (0.73% of loans) as of the end of the second quarter of 2012, compared to $3.3 million (0.98% of loans) as of March 31, 2012.

        Net loan charge-offs for the second quarter of 2012 were $75 thousand (0.09% annualized ratio), as compared to the second quarter of 2011 total of $329 thousand (0.40% annualized ratio) and the first quarter 2012 total of $184 thousand (0.22% annualized ratio). The provision for loan losses was $71 thousand for the second quarter of 2012 compared to $390 thousand in the second quarter of 2011 and $230 thousand in the first quarter of 2012.

        Classified loans showed a continued decrease, ending the quarter at $16.6 million. This compares to the December 31, 2011 amount of $17.8 million and the March 31, 2012 level of $16.8 million. The ratio of classified loans plus OREO was 32.75% of total regulatory risk-based capital as of June 30, 2012.

        In the second quarter of 2012, the Company continued to move forward with its previously announced strategy of controlling the overall size of its balance sheet while improving the mix of both assets and liabilities. As of June 30, 2012, our level of non-agency mortgage backed securities rated below investment grade declined to $1.7 million, compared to $11.6 million as of March 31, 2012 and $13.3 million as of December 31, 2011.

        During the second quarter of 2012, we continued to expand upon our pure deposits. At June 30, 2012, pure deposits totaled $307.9 million, compared to $304.3 million at March 31, 2012 from $286.8 million at December 31, 2011. At June 30, 2012, we continued to have no brokered deposits. As a result of continued emphasis on changes to our funding mix, the cost of funds, including non-interest bearing demand deposits, has declined to 1.03% during the second quarter of 2012, from 1.17% in the fourth quarter of 2011 and 1.14% in the first quarter of 2012.

        Net interest income was $4.5 million for the second quarter of 2012, which represents a decrease as compared to $4.6 million in the second quarter of 2011. The net interest margin, on a tax equivalent basis, was 3.30% for the second quarter of 2012, which represents a decrease from 3.37% during the same period in 2011. These decreases are driven primarily by declining yields in the investment portfolio as the Company sold non-agency MBSs and replaced those investments with lower risk weighted investments earning lower yields. The Company has now substantially reduced its non-agency MBSs portfolio with only $1.7 million remaining at June 30, 2012 that were rated below investment grade by the rating agencies.

        Non-interest income increased significantly by 52.3% to $1.9 million as compared to $1.2 million in the second quarter of 2011. This increase was led by the success in mortgage origination revenue increasing from $263 thousand in the second quarter of 2011 as compared to $877 thousand in second quarter of 2012. The acquisition of Palmetto South in July of 2011 continues to be beneficial and, in combination with the legacy mortgage unit, has resulted in increased mortgage origination fees.

        Non-interest expense increased by $481 thousand (10.9%) to $4.9 million for the second quarter. This was driven primarily by increased salary and benefit costs in the mortgage unit and increased OREO expenses.

        Our principal executive offices are located at 5455 Sunset Boulevard, Lexington, South Carolina 29072, and our telephone number is (803) 951-2265. Our primary internet address is www.firstcommunitysc.com. The information contained on our web site is not part of this prospectus. Our common stock trades on the NASDAQ Capital Market under the symbol "FCCO."

The Offering

Issuer	First Community Corporation
Common stock offered by us, excluding the underwriter's over-allotment option	1,630,435 shares, $1.00 par value per share
Over-allotment option	We have granted the underwriter an option to purchase up to an additional 244,565 shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.
Common stock outstanding prior to this offering	3,346,365 shares outstanding (1)
Common stock issued and outstanding after this offering, excluding the underwriter's over-allotment option	4,976,800 shares (1)
Use of proceeds

We expect to receive net proceeds from this offering of approximately $12.0 million, after deducting underwriting discounts and commissions and other estimated expenses (or approximately $13.9 million if the underwriter exercises its over-allotment option in full).

We intend to use the proceeds of the offering to repurchase all of our Series T Preferred Stock and, potentially, the Warrant issued to the U.S. Treasury pursuant to the CPP, and to use any remainder for general corporate purposes, including contributing a portion of the proceeds to the bank as additional capital to support organic growth and, potentially, opportunistic acquisitions that meet our investment criteria.

We may seek to repurchase our Series T Preferred Stock through, among other methods, participation in a U.S. Treasury auction, privately negotiated transactions, and/or the exercise of the redemption right that we have under the terms of the Series T Preferred Stock. The approval of the Treasury and our banking regulators is required for the redemption of our Series T Preferred Stock. We have consulted with our banking regulators as to our intent to repurchase the Series T Preferred Stock, and we understand that the Treasury will also consult with these regulators upon receipt of notice from us of our intention to repurchase the Series T Preferred Stock. We can make no assurances as to when, or if, we will receive such approvals.

If we repurchase all of the Series T Preferred Stock and the Warrant, these repurchases will require the use of all or substantially all of the net proceeds of this offering. If we were to conclude that we will not receive such approvals within a reasonable period of time, then we may decide to use the proceeds of this offering that would otherwise have been used for the repurchase of the Series T Preferred Stock and, potentially, the Warrant, instead for general corporate purposes, including contributing a portion of the proceeds to the bank as additional capital to support organic growth and, potentially, opportunistic acquisitions that meet our investment criteria. See "Use of Proceeds."

Nasdaq Global Select Market symbol	FCCO
Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under "Risk Factors" beginning on page 16 and the other information included in or incorporated by reference into this prospectus before making an investment decision.

(1)
This information is based on shares outstanding as of June 30, 2012. The number of shares of common stock outstanding excludes: 75,022 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2012, with a weighted average exercise price of $16.69 per share; 196,000 shares of common stock issuable upon exercise of the Warrant, with an initial exercise price of $8.69 per share, held by the U.S. Treasury; and 107,500 shares of common stock issuable upon exercise of warrants, with an exercise price of $5.90 per share, held by certain accredited investors pursuant to the terms of a Subordinated Note and Warrant Purchase Agreement.

SUMMARY FINANCIAL INFORMATION

        The following summary financial information sets forth consolidated financial data for the periods and at the dates indicated. The summary financial data have been derived from our audited consolidated financial statements for each of the five years that ended December 31, 2011, 2010, 2009, 2008 and 2007 and from our unaudited consolidated financial statements for the three months ended March 31, 2012 and 2011. The operating data for the three months ended March 31, 2012 are not necessarily indicative of the results that might be expected for the full year. You should read the detailed information and the financial statements included elsewhere or incorporated by reference in the prospectus.

	As of or For the Three Months Ended March 31,		As of or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands except ratios and per share amounts)
Balance Sheet Data:
Total assets	$601,501	$607,314	$593,887	$599,023	$605,827	$650,233	$565,613
Loans held for sale	3,863	—	3,725	—	—	—	—
Loans	331,090	334,156	324,311	329,954	344,187	332,964	310,028
Deposits	476,873	465,983	464,585	455,344	449,576	423,798	405,855
Total common shareholders' equity	38,143	31,455	36,759	30,762	30,501	57,306	63,996
Total shareholders' equity	49,307	42,515	47,896	41,797	41,440	68,156	63,996
Average shares outstanding, basic	3,308	3,272	3,287	3,262	3,252	3,203	3,234
Average shares outstanding, diluted	3,329	3,272	3,287	3,262	3,252	3,203	3,284
Results of Operations:
Interest income	$6,044	$6,440	$25,526	$27,511	$30,981	$33,008	$30,955
Interest expense	1,535	1,986	7,209	9,374	13,104	15,810	15,665
Net interest income	4,509	4,454	18,317	18,137	17,877	17,198	15,290
Provision for loan losses	230	360	1,420	1,878	3,103	2,129	492
Net interest income after provision for loan losses	4,279	4,094	16,897	16,259	14,774	15,069	14,798
Non-interest income (loss)	1,452	1,293	5,710	3,017	3,543	(10,056)	4,968
Securities gains (losses)	11	134	575	827	1,489	(28)	49
Non-interest expense	4,612	4,723	18,401	17,684	16,580	15,539	14,125
Impairment of goodwill	—	—	—	—	27,761	—	—
Income (loss) before taxes	1,130	798	4,781	2,419	(24,535)	(10,554)	5,690
Income tax expense (benefit)	331	228	1,457	565	696	(3,761)	1,725
Net income (loss)	799	570	3,324	1,854	(25,231)	(6,793)	3,965
Amortization of warrants	27	25	102	96	89	9	—
Preferred stock dividends, including discount accretion	142	142	568	568	567	62	—
Net income (loss) available to common shareholders	630	403	2,654	1,190	(25,887)	(6,864)	3,965

	As of or For the Three Months Ended March 31,		As of or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands except ratios and per share amounts)
Per Share Data:
Basic earnings (loss) per common share	$0.19	$0.12	$0.81	$0.36	$(7.95)	$(2.14)	$1.23
Diluted earnings (loss) per common share	0.19	0.12	0.81	0.36	(7.95)	(2.14)	1.21
Book value per common share at period end	11.52	9.61	11.11	9.41	9.38	17.76	19.93
Tangible book value per common share at period end	11.25	9.39	10.83	9.14	8.92	8.50	10.67
Dividends per common share	0.04	0.04	0.16	0.16	0.24	0.32	0.27
Asset Quality Ratios:
Non-performing assets to total assets (1)	1.80%	2.16%	2.16%	2.20%	1.38%	0.39%	0.22%
Non-performing loans to period end loans	1.64%	1.56%	1.67%	1.90%	1.50%	0.54%	0.36%
Net charge-offs to average loans	0.06%	0.19%	0.50%	0.54%	0.84%	0.34%	0.06%
Allowance for loan losses to period-end total loans	1.43%	1.39%	1.45%	1.49%	1.41%	1.38%	1.14%
Allowance for loan losses to non-performing assets	87.6%	89.3%	35.83%	37.39%	58.21%	178.53%	286.06%
Selected Ratios:
Return on average assets:
GAAP earnings (loss)	0.43%	0.27%	0.44%	0.20%	(3.90)%	(1.10)%	0.72%
Operating earnings (2)	0.43%	0.27%	0.44%	0.20%	0.39%	0.48%	0.72%
Return on average common equity:
GAAP earnings (loss)	6.86%	5.31%	7.98%	3.73%	(49.66)%	(11.11)%	6.20%
Operating earnings (loss) (2)	6.86%	5.31%	7.98%	3.73%	4.98%	4.82%	6.20%
Return on average tangible common equity:
GAAP earnings (loss)	7.03%	5.45%	8.16%	3.87%	(89.13)%	(21.60)%	11.83%
Operating earnings (loss) (2)	7.03%	5.45%	8.16%	3.87%	8.94%	9.37%	11.83%
Efficiency ratio (2)(3)	74.48%	82.01%	75.55%	73.07%	73.47%	72.74%	68.41%
Non-interest income to operating revenue (2)(4)	24.50%	24.26%	25.55%	17.48%	21.97%	19.78%	24.71%
Net interest margin	3.34%	3.30%	3.33%	3.26%	3.10%	3.16%	3.21%
Equity to assets	8.10%	7.00%	8.06%	6.97%	6.84%	10.48%	11.31%
Tangible common shareholders' equity to tangible assets (2)	6.20%	5.07%	6.04%	5.00%	4.80%	4.42%	6.39%
Tier 1 risk-based capital	15.65%	14.15%	15.33%	13.73%	12.41%	12.58%	13.66%
Total risk-based capital	17.57%	15.20%	17.25%	14.99%	13.56%	13.73%	14.61%
Tier 1 leverage capital	9.77%	8.90%	9.40%	8.79%	8.41%	8.28%	9.31%
Average loans to average deposits	70.43%	72.38%	70.59%	73.53%	76.99%	75.45%	73.45%

(1)
Includes non accrual loans, loans greater than 90 days delinquent and still accruing interest and other real estate owned.

(2)
Constitutes a non-GAAP financial measure. Please see "Reconciliation of Non-GAAP Financial Measures" below.

(3)
The efficiency ratio is a key performance indicator in our industry. The ratio is computed by dividing non-interest expense, less goodwill impairment, by the sum of net interest income on a tax equivalent basis and non-interest income, net of any securities gains or losses and other-than-temporary-impairment ("OTTI") on securities. It is a measure of the relationship between operating expenses and earnings.

(4)
Operating revenue is defined as net interest income plus non-interest income, excluding OTTI related to the write-down of Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") preferred shares in 2008.

Reconciliation of Non-GAAP Financial Measures

        Certain financial information included in the "Summary Financial Information" above is determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include "efficiency ratio," "tangible book value at period end," and "tangible common shareholders' equity to tangible assets." The "efficiency ratio" is defined as non-interest expense, less goodwill impairment, divided by the sum of net interest income on a tax equivalent basis and non-interest income, net of any securities gains or losses and OTTI on securities. "Tangible book value at period end" is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. "Tangible common shareholders' equity to tangible assets" is defined as total common equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets.

        Our management believes that the non-GAAP measures below are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period to period in a meaningful manner. These non-GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP, and investors should consider the OTTI charges related to Freddie Mac preferred stock in 2008 and goodwill impairment in 2009, when assessing the performance of the Company. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company's results as reported under GAAP.

        The following is a reconciliation for the five years ended December 31, 2011 and three months ended March 31, 2012 and 2011, of net income (loss) as reported for GAAP and the non-GAAP measure referred to throughout our discussion of "operating earnings."

	As of or For the Three Months Ended March 31,		As of or For theYears Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands)
Net income (loss), as reported (GAAP)	$799	$570	$3,324	$1,854	$(25,231)	$(6,793)	$3,965
Add: Income tax expense (benefit)	331	228	1,457	565	696	(3,761)	1,725

	1,130	798	4,781	2,419	(24,535)	(10,554)	5,690
Non-operating items:
Goodwill impairment	—	—	—	—	27,761	—	—
Other-than-temporary-impairment on FHLMC preferred shares	—	—	—	—	—	14,325	—

Pre-tax operating earnings	1,130	798	4,781	2,419	3,226	3,771	5,690
Related income tax expense	331	228	1,457	565	696	825	1,725

Operating earnings (net income, excluding non operating items)	$799	$570	$3,324	$1,854	$2,530	$2,946	$3,965

        The following is a reconciliation for the five years ended December 31, 2011 and three months ended March 31, 2012 and 2011, of non-interest income (loss) as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest income (loss).

	As of or For the Three Months Ended March 31,		As of or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands)
Non-interest income (loss), as reported (GAAP)	$1,463	$1,427	$6,285	$3,844	$5,032	$(10,084)	$5,017
Non-operating items:
Other-than-temporary-impairment charge	—	—	—	—	—	14,325

Operating non-interest income	$1,463	$1,427	$6,285	$3,844	$5,032	$4,241	$5,017

        The following is a reconciliation for the five years ended December 31, 2011 and three months ended March 31, 2012 and 2011, of non-interest expense as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest expense.

	As of or For the Three Months Ended March 31,		As of or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands)
Non-interest expense, as reported (GAAP)	$4,612	$4,723	$18,401	$17,684	$44,341	$15,539	$14,125
Non-operating items:
Impairment of goodwill	—	—	—	—	$27,761	—	—

Operating non-interest expense	$4,612	$4,723	$18,401	$17,684	$16,580	$15,539	$14,125

RISK FACTORS

        An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently do not deem to be material may also impair our business operations. If any of these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the value of our common stock could be materially affected. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risk Factors Related to Our Company

Changes in the financial markets could impair the value of our investment portfolio.

        The investment securities portfolio is a significant component of our total earning assets. Total investment securities averaged $205.7 million in 2011, as compared to $194.4 million in 2010. This represents 37.4% and 35.0% of the average earning assets for the year ended December 31, 2011 and 2010, respectively. At March 31, 2012, the portfolio was 36.7% of earning assets. Turmoil in the financial markets could impair the market value of our investment portfolio, which could adversely affect our net income and possibly our capital.

        Since the last half of 2007, the bond markets and many institutional holders of bonds have been under a great deal of stress partially as a result of the ongoing recessionary economic conditions. At March 31, 2012, we had MBSs including collateralized mortgage obligations ("CMOs") with a fair value of $138.4 million. Of these, approximately $125.1 million were issued by government sponsored enterprises ("GSEs") and $13.3 million by private label issuers. The market for CMOs of private label MBSs has become less liquid and the spread as compared to alternative investments has widened dramatically. To a lesser extent, MBSs issued by GSEs such as Freddie Mac and the Federal National Mortgage Association ("FNMA" or "Fannie Mae") have been impacted and spreads have increased on these investments. These entities have also experienced increasing delinquencies in the underlying loans that make up the MBSs and CMOs. In 2008 and 2009, the private label MBSs and CMOs we own incurred rating agency downgrades, many to below investment grade.

        During the first quarter of 2012, we sold two below investment grade non-agency MBSs with a total book value of approximately $1.4 million. Subsequent to March 31, 2012 through May 10, 2012, we sold an additional six below investment grade non-agency MBSs with a total book value of approximately $9.8 million. The loss on the sale of these securities was approximately $1.9 million and has been offset by gains of the approximate same amount from the sale of certain agency MBSs and municipal securities. These sales have served to significantly reduce the level of below investment grade securities on our balance sheet. As of June 30, 2012, we had total CMOs by private label issuers with an amortized cost of $4.0 million. Of these CMOs, there were three investments with an amortized cost of $1.7 million downgraded to below investment grade.

        Delinquencies on the underlying mortgages on all mortgage securities increased dramatically throughout 2008, 2009, 2010 and 2011 and continued to remain at high levels at March 31, 2012. We monitor these investments on a monthly basis. Increasing delinquencies and defaults in the underlying mortgages have resulted in recognizing OTTI during 2009, 2010, 2011 and the first quarter of 2012. In evaluating these securities for OTTI, we use assumptions relative to continued defaults rates, loss severities on the underlying collateral and prepayment speeds.

Differences in actual experience and the assumptions used could result in a loss of earnings as a result of further OTTI charges.

        On September 7, 2008, the U.S. Treasury, the Federal Reserve and the Federal Housing Finance Agency ("FHFA") announced that FHFA was placing the FHLMC under conservatorship. Due to these actions, we took an OTTI charge of $8.1 million in the third quarter of 2008 relating to the Freddie Mac preferred stock that we held. This charge, along with our second quarter of 2008 charge of $6.1 million related to our investment in preferred stock issued by Freddie Mac, eliminated any further direct material exposure in our investment portfolio to Freddie Mac equity securities.

        As of March 31, 2012 and December 31, 2011, our securities, all of which are classified as "Available for Sale," that have unrealized losses were not considered to be "other than temporary" and we believe it is more likely than not we will be able to hold these until they mature or recover our current book value. We currently maintain substantial liquidity which supports our intent and ability to hold these investments until they mature, or until there is a market price recovery. However, if we were to cease to have the ability and intent to hold these investments until maturity or the market prices do not recover and we were to sell these securities at a loss, it could adversely affect our net income and possibly our capital.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

        Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of continuing uncertainty in 2012. As a result, commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies in general to raise capital or borrow in the debt markets. As a result, bank regulatory agencies have been active in responding to concerns and trends identified in examinations, including by issuing a historically high number of formal enforcement orders over the past three years. In addition, significant new federal laws and regulations have been adopted relating to financial institutions, including, without limitation, the Emergency Economic Stabilization Act of 2008, the U.S. Treasury's CPP, the American Recovery and Reinvestment Act and the Dodd-Frank Act. Furthermore, the potential exists for additional federal or state laws and regulations, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations by issuing formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation, regulations and bank examination practices in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.

        In response to the challenges facing the financial services sector, a number of regulatory and legislative actions have been enacted or announced. There can be no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit. It could also result in declines in our investment portfolio which could be "other-than-temporary impairments."

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

        Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

        Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

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  the duration of the credit;

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  credit risks of a particular customer;

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  changes in economic and industry conditions; and

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  in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

        We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

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  an ongoing review of the quality, mix and size of our overall loan portfolio;

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  our historical loan loss experience;

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  evaluation of economic conditions;

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  regular reviews of loan delinquencies and loan portfolio quality; and

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  the amount and quality of collateral, including guarantees, securing the loans.

        There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

        Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

We may have higher loan losses than we have allowed for in our allowance for loan losses.

        Our actual loan losses could exceed our allowance for loan losses. As of March 31, 2012, approximately 4.5% of our loan portfolio was composed of construction loans, 67.8% was comprised of commercial mortgage loans and 6.3% was comprised of commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

Economic challenges, especially those affecting Lexington, Richland, Newberry, and Kershaw Counties and the surrounding areas, may reduce our customer base, our level of deposits, and demand for financial products such as loans.

        Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our markets of Lexington, Richland, Newberry, and Kershaw Counties and the surrounding area. The current economic downturn has negatively affected the markets in which we operate and, in turn, the size and quality of our loan portfolio. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally remain unfavorable, our business could be adversely impacted. A continuation of the economic downturn or prolonged recession would likely result in reductions in the size of our loan portfolio and the continued deterioration of the quality of our loan portfolio and could reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 74.9% of our interest income for the year ended December 31, 2011 and 76.6% of our interest income for the three months ended March 31, 2012. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, there may be less demand for new loans and borrowers will be less likely to repay their loans as scheduled. Moreover, in many cases the value of real estate or other collateral that secures our loans has been adversely affected by the economic conditions and could continue to be negatively affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A continued economic downturn could, therefore, result in losses that materially and adversely affect our business.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.

        The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

        The FDIC insures deposits at FDIC-insured depository institutions, such as the bank, up to applicable limits. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Recent market developments and bank failures significantly depleted the FDIC's Deposit Insurance Fund and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank's average consolidated total assets, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank's overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for many insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities or otherwise negatively impact our operations.

We have a concentration of credit exposure in commercial real estate and challenges faced by the commercial real estate market could adversely affect our business, financial condition, and results of operations.

        As of March 31, 2012, we had approximately $234.1 million in loans outstanding to borrowers whereby the collateral securing the loan was commercial real estate, representing approximately 70.7% of our total loans outstanding as of that date. Approximately 29.4%, or $68.9 million, of this real estate collateral consist of owner-occupied properties. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

        A significant portion of our loan portfolio is secured by real estate. As of March 31, 2012, approximately 92.2% of our loans (excluding loans held for sale) had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A continued weakening of the real estate market in our primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which could be exacerbated by potential climate change and may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Changes in prevailing interest rates may reduce our profitability.

        Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest- earning assets, such as loans and MBSs, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, we believe it is more likely than not a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

        Michael C. Crapps, our president and chief executive officer, has extensive and long-standing ties within our primary market area and substantial experience with our operations, and he has contributed significantly to our business. If we lose the services of Mr. Crapps, he would be difficult to replace and our business and development could be materially and adversely affected.

        Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our business strategy and seriously harm our business, results of operations, and financial condition.

Because of our participation in the U.S. Treasury's CPP, we are subject to several restrictions including restrictions on compensation paid to our executives.

        Pursuant to the terms of the CPP Purchase Agreement between us and the U.S. Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds the equity issued pursuant to the CPP Purchase Agreement, including the common stock which may be issued pursuant to the Warrant. These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

        The American Recovery and Reinvestment Act of 2009 has imposed additional and broader compensation restrictions on CPP participants, which restrictions have been implemented by additional regulations, requiring significant time, effort, and resources on our part to ensure compliance. The evolving regulations regarding compensation may restrict our ability to compete successfully for executive and management talent.

We are subject to extensive regulation that could limit or restrict our activities.

        We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices.

        We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. As of March 31, 2012, the bank exceeded each of these ratios and remains "well capitalized."

        The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. See also "Risk Factors—Recent negative developments in the financial industry and the domestic and international credit markets may adversely impact our operations and results."

        Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America and the General Assembly of the State of South Carolina. The agencies regulating the financial services industry also periodically adopt changes to their regulations. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business.

The short-term and long-term impact of the changing regulatory capital requirements and anticipated new capital rules is uncertain.

        On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement to a strengthened set of capital requirements for internationally active banking organizations in the U.S. and around the world, known as Basel III. Basel III calls for increases in the requirements for minimum common equity, minimum Tier 1 capital and minimum total capital for certain systemically important financial institutions, to be phased in over time until fully phased in by January 1, 2019. Any regulations adopted for systemically significant institutions may also be applied to or otherwise impact other financial institutions such as the Company or the banks.

        Various provisions of the Dodd-Frank Act increase the capital requirements of bank holding companies, such as the Company, and non-bank financial companies that are supervised by the Federal Reserve Board. The leverage and risk-based capital ratios of these entities may not be lower than the leverage and risk-based capital ratios for insured depository institutions. In particular, bank holding companies, many of which have long relied on trust preferred securities as a component of their regulatory capital, will no longer be permitted to issue new trust preferred securities that count toward their Tier 1 capital. While the Basel III changes and other regulatory capital requirements will likely result in generally higher regulatory capital standards, it is difficult at this time to predict how any new standards will ultimately be applied to the Company and the bank.

        In addition, in the current economic and regulatory environment, regulators of banks and bank holding companies have become more likely to impose capital requirements on bank holding companies and banks that are more stringent than those required by applicable existing regulations.

        The application of more stringent capital requirements for the Company or the bank could, among other things, result in lower returns on invested capital, require the issuance of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements.

Our future growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

        We are required by regulatory authorities to maintain adequate levels of capital to support our operations. To support our future growth, we may need to raise additional capital. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

Our historical operating results may not be indicative of our future operating results.

        Our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may negatively impact our operations and may impede our ability to expand our market presence.

We may be adversely affected by the soundness of other financial institutions.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by the bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the bank. Any such losses could have a material adverse affect on our financial condition and results of operations.

We will face risks with respect to expansion through acquisitions or mergers.

        From time to time we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

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  the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;

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  the time and costs of evaluating new markets, hiring or retaining experienced local management, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

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  the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and

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  the risk of loss of key employees and customers.

        In addition, there can be no assurances as to when or whether we will be permitted by our regulators to acquire banks, banking branches or other bank assets.

Our underwriting decisions may materially and adversely affect our business.

        While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of March 31, 2012, approximately $10.9 million of our loans, or 18.0% of our bank's regulatory capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which five loans totaling approximately $688 thousand had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of our bank's capital. At March 31, 2012, $8.8 million of our commercial loans, or 14.5% of our bank's regulatory capital, exceeded the supervisory loan to value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if it relies on misleading information.

        In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Legislation or regulatory changes related to the Series T Preferred Stock and the Warrant that we issued to the U.S. Treasury pursuant to the CPP could adversely affect our business.

        Legislation that has been adopted after we closed on our sale of the Series T Preferred Stock and the Warrant on November 21, 2008, or any legislation or regulations that may be implemented in the future, may have a material impact on the terms of our TARP Transaction with the U.S. Treasury. The terms of our TARP Transaction have been altered since we closed on our sale of Series T Preferred Stock and the Warrant in ways that create additional restrictions, complexity and compliance time and expense with respect to compensation. The terms may be further altered in ways that we believe could adversely affect our ability to effectively manage our business. Such additional regulation and supervision may increase our costs and limit our ability to pursue business opportunities. The effects of such enacted and potential future legislation and regulation programs on us cannot reliably be determined at this time.

We are exposed to the possibility of technology failure and a disruption in our operations may adversely affect our business.

        We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of their technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition. In addition, a disruption in our operations resulting from failure of transportation and telecommunication systems, loss of power, interruption of other utilities, natural disaster, fire, global climate changes, computer hacking or viruses, failure of technology, terrorist activity or the domestic and foreign response to such activity or other events outside of our control could have an adverse impact on the financial services industry as a whole and/or on our business. Our business recovery plan may not be adequate and may not prevent significant interruptions of our operations or substantial losses.

Negative public opinion surrounding our Company and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

        Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our company and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

The change of control rules under Section 382 of the Internal Revenue Code could limit our ability to use net operating loss carryforwards to reduce future taxable income, if we were to undergo a change of control.

        We have net operating loss ("NOL") carryforwards for federal and state income tax purposes which, generally, can be used to reduce future taxable income. Our use of our NOL carryforwards would be limited, however, under Section 382 of the Internal Revenue Code, if we were to undergo a change in ownership of more than 50% of our capital stock over a three-year period as measured under Section 382 of the Internal Revenue Code. These complex change of ownership rules generally focus on ownership changes involving shareholders owning directly or indirectly 5% or more of our stock, including certain public "groups" of shareholders as set forth under Section 382 of the Internal Revenue Code, including those arising from new stock issuances and other equity transactions.

        Whether a change in ownership occurs in the future is largely outside of our control, and there can be no assurance that such a change will not occur. If we experience an ownership change, the resulting annual limit on the use of our NOL carryforwards (which generally would equal the product of the applicable federal long-term tax-exempt rate, multiplied by the value of our capital stock immediately before the ownership change, then increased by certain existing gains recognized within five years after the ownership change if we have a net built-in gain in our assets at the time of the ownership change) could result in a meaningful increase in our federal and state income tax liability in future years. Whether an ownership change occurs by reason of public trading in our stock is largely outside of our control, and the determination of whether an ownership change has occurred is complex. No assurance can be given that we will not in the future undergo an ownership change that would have an adverse effect on the value of our stock.

If we are required to take an additional valuation allowance to our deferred tax asset in the future, our earnings and capital position may be adversely impacted.

        Deferred income tax represents the tax impact of the differences between the book and tax basis of assets and liabilities. Deferred tax assets are assessed periodically by us to determine if they are realizable. Factors in our determination include the ability to carry back or carry forward net operating losses and the performance of the business including the ability to generate taxable income from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance against the deferred tax asset must be established with a corresponding charge to income tax expense.

        Analysis of our ability to realize deferred tax assets requires us to apply significant judgment and is inherently subjective because it requires the future occurrence of circumstances that cannot be predicted with certainty. The determination of how much of the net operating losses we will be able to utilize and, therefore, how much of the valuation allowance that may be reversed and the timing is based on our future results of operations and the amount and timing of actual loan charge-offs and asset writedowns. The resulting loss could have a material adverse effect on our results of operations and financial condition and could also decrease the bank's regulatory capital.

We are subject to risks in the event of certain borrower default, which could have an adverse impact on our liquidity position and results of operations.

        We may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of certain borrower defaults, which could adversely affect our liquidity position, results of operations, and financial condition. When we sell mortgage loans, we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which the loans were originated. In the event of a breach of any of the representations and warranties related to a loan sold, we could be liable for damages to the investor up to and including a "make whole" demand that involves, at the investor's option, either reimbursing the investor for actual losses incurred on the loan or repurchasing the loan in full. Our maximum exposure to credit loss in the event of a make whole loan repurchase claim would be the unpaid principal balance of the loan to be repurchased along with any premium paid by the investor when the loan was purchased and other minor collection cost reimbursements. While we have taken steps to enhance our underwriting policies and procedures, these steps might not be effective and might not lessen the risks associated with loans sold in the past. If repurchase demands increase, our liquidity position, results of operations, and financial condition could be adversely affected.

The amount of our other real estate owned ("OREO") may increase, resulting in additional OREO-related losses, and costs and expenses that will negatively affect our operations.

        It is possible that the balance of OREO could increase in 2012 and future years. Our level of OREO is affected by, among other things, the continued deterioration of the residential and commercial real estate markets and the tightening of the credit market. As the amount of OREO increases, our losses, and the costs and expenses to maintain the real estate likewise increase. Any additional increase in losses, and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition, and results of operations. Such effects may be particularly pronounced in the current market of reduced real estate values and excess inventory, which may continue to make the disposition of OREO properties more difficult, increase maintenance costs and expenses, and may reduce our ultimate realization from any OREO sales. In addition, we are required to reflect the fair market value of our OREO in our financial statements. If the OREO declines in value, we are required to recognize a loss in connection with continuing to hold the property. As a result, declines in the value of our OREO have a negative effect on our results of operations and financial condition.

Our use of appraisals in deciding whether to make a loan on or secured by real property or how to value such loan in the future may not accurately describe the net value of the real property collateral that we can realize.

        In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values in our market area have experienced changes in value in relatively short periods of time, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, we rely on appraisals to establish the value of our OREO and to determine certain loan impairments. If appraisals are inaccurate, our financial statements may not reflect the correct value of OREO, and our allowance for loan losses may not reflect accurate loan impairments. The valuation of the property may negatively impact the continuing value of such loan or OREO and could adversely affect our results of operations and financial condition.

We are subject to liquidity risk in our operations.

        Liquidity risk is the possibility of being unable, at a reasonable cost and within acceptable risk tolerances, to pay obligations as they come due, to capitalize on growth opportunities as they arise, or to pay regular dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis. Liquidity is required to fund various obligations, including credit obligations to borrowers, mortgage originations, withdrawals by depositors, repayment of debt, dividends to shareholders, operating expenses, and capital expenditures. Liquidity is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption in the financial markets or negative views and expectations about the prospects for the financial services industry as a whole, given the recent turmoil faced by banking organizations in the domestic and worldwide credit markets. Currently, we have access to liquidity to meet our current anticipated needs; however, our access to additional borrowed funds could become limited in the future, and we may be required to pay above market rates for additional borrowed funds, if we are able to obtain them at all, which may adversely affect our results of operations.

Risk Factors Related to an Investment in Our Common Stock

Share ownership may be diluted by the issuance of additional shares of common stock in the future.

        Our stock incentive plans provide for the granting of stock incentives to directors, officers, and employees. As of March 31, 2012, there were 75,022 shares underlying options granted under such plans. The incentive plans also provide that all issued options automatically and fully vest upon a change in control. Likewise, subject to the availability of shares of our common stock, up to approximately 341,000 shares may be issued in the future to directors, officers, and employees under our existing equity incentive plans. In addition, up to 107,500 shares of our common stock may be issued in the future to certain accredited investors upon the exercise of warrants pursuant to the terms of a Subordinated Note and Warrant Purchase Agreement. Further, on November 21, 2008, the Company issued $11.3 million in Series T preferred Stock to the U.S. Treasury in the TARP Transaction. As part of the TARP Transaction, we have also granted the U.S. Treasury a 10-year Warrant to purchase up to 195,915 shares of our common stock at an exercise price of $8.69 per share. If the options and warrants are exercised, share ownership will be diluted.

        In addition, our articles of incorporation authorize the issuance of up to 10,000,000 shares of common stock and 10,000,000 shares of preferred stock, but do not provide for preemptive rights to the shareholders and, therefore, shareholders will not automatically have the right to subscribe for additional shares. As a result, if we issue additional shares after this offering to raise additional capital or for acquisitions or other corporate purposes, you may be unable to maintain a pro rata ownership in the Company. We may seek to amend our articles of incorporation in the future to increase the number of shares of stock that we are authorized to issue. Any such amendment would require approval by an affirmative vote of two-thirds of the votes entitled to be cast at such meeting. There can be no assurance that we will seek such an amendment or, if such an amendment is submitted to a vote of our shareholders, that it would be approved by our shareholders.

The holders of our preferred stock, trust preferred securities and subordinated debt have rights that are senior to those of shareholders and that may impact our ability to pay dividends on our common stock and with net income available to our common shareholders.

        At March 31, 2012, we had outstanding $15.5 million of trust preferred securities and $2.5 million of subordinated debt. These securities are senior to shares of common stock. As a result, we must make payments on our trust preferred securities and interest payments on our subordinated debt before any dividends can be paid on our common stock; moreover, in the event of our bankruptcy, dissolution, or liquidation, the obligations outstanding with respect to our trust preferred securities and subordinated debt must be satisfied before any distributions can be made to our shareholders. While we have the right to defer dividends on the trust preferred securities for a period of up to five years, if any such election is made, no dividends may be paid to our common or preferred shareholders during that time.

        In addition, with respect to the $11.3 million in Series T Preferred Stock outstanding that was issued to the U.S. Treasury in the TARP Transaction, we are required to pay cumulative dividends on the Series T Preferred Stock at an annual rate of 5.0% until February 14, 2014 and 9.0% thereafter, unless we redeem the shares earlier. Dividends paid on our Series T Preferred Stock will also reduce the net income available to our common shareholders and our earnings per common share. We may not declare or pay dividends on our common stock or repurchase shares of our common stock without first having paid all accrued cumulative preferred dividends that are due.

The market for our common stock is limited and historically has experienced price and volume fluctuations, which could lead to price volatility or make it difficult for you to resell shares of common stock.

        Our common stock is currently listed on the NASDAQ Capital Market under the symbol "FCCO." The volume of trading activity in our common stock is relatively limited. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall. Even if a more active market for our common stock develops, there can be no assurance that such market will continue, or that you will be able to resell your shares of common stock at or above the offering conversion price.

        Further, the market for our common stock historically has experienced and may continue to experience price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially.

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

        Our ability to pay cash dividends may be limited by regulatory restrictions, by our bank's ability to pay cash dividends to our Company and by our need to maintain sufficient capital to support our operations. The ability of our bank to pay cash dividends to our Company is limited by its obligation to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to national banks and banks that are regulated by the FDIC. If our bank is not permitted to pay cash dividends to our holding company, then we may be unable to pay cash dividends on our common stock and our preferred stock then outstanding.

        As a national bank, the bank is prohibited from declaring a dividend on its shares of common stock in any year in excess of an amount equal to the sum of the net income of the bank for that year and the retained net income of the bank for the preceding two years, minus the sum of any transfers required by the OCC and any transfers required to be made to a fund for the retirement of any preferred stock, unless the OCC approves the declaration and payment of dividends in excess of such amount. As a national bank, the bank also cannot pay dividends from permanent capital without prior OCC approval. As a result of the bank's retained deficit of $9.7 million at March 31, 2012 due primarily to the non-cash goodwill impairment charge of $27.8 million in 2009, the bank is currently prohibited from paying dividends to the Company without the prior approval of the OCC.

        As of March 31, 2012, we had $3.2 million in cash at the holding company level, which cash was available to, among other things, fund dividend payments on our common and preferred stock, including the Series T Preferred Stock issued to the U.S. Treasury, interest payments on the Subordinated Notes and dividend payments on the trust preferred securities. Based on our current level of holding company dividend and interest payments and other expenses, and assuming the net proceeds of $12.0 million from this offering and assuming the repurchase of our Series T Preferred Stock for $11.3 million, we believe that our cash at the holding company level is sufficient to fund such payments through approximately September 30, 2014.

        As long as the Series T Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. The dividends declared on shares of our Series T Preferred Stock will reduce the net income available to common shareholders and our earnings per common share. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

        Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

Our directors and executive management own a significant number of shares of stock, allowing further control over business and corporate affairs.

        Our directors and executive officers beneficially own approximately 452,341 shares, or 13.3%, of our outstanding common stock as of March 31, 2012. As a result, in addition to their day-to-day management roles, they will be able to exercise significant influence on our business as shareholders, including influence over election of the board of directors and the authorization of other corporate actions requiring shareholder approval. In deciding on how to vote on certain proposals, our shareholders should be aware that our directors and executive officers may have interests that are different from, or in addition to, the interests of our shareholders generally.

We have broad discretion in using/applying the net proceeds from this offering and could be adversely affected if we fail to use the funds effectively.

        We intend to use the net proceeds from this offering to repurchase all of our Series T Preferred Stock and, potentially, the Warrant issued to the U.S. Treasury through the CPP, subject to the approval of the U.S. Treasury and our banking regulators, and potentially for general corporate purposes, including contributing a portion of the proceeds to the bank as additional capital. If we were to conclude that we will not receive such approvals within a reasonable period of time, then we may decide to use the proceeds of this offering that would otherwise have been used for the repurchase of the Series T Preferred Stock and, potentially, the Warrant, instead for general corporate purposes, including contributing a portion of the proceeds to the bank as additional capital to support organic growth and, potentially, opportunistic acquisitions that meet our investment criteria. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could adversely affect our business by reducing our return on equity and inhibiting our abilities to expand and/or raise additional capital in the future.

Provisions of our articles of incorporation and bylaws, South Carolina law, and state and federal banking regulations, could delay or prevent a takeover by a third party.

        Our articles of incorporation and bylaws could delay, defer, or prevent a third party takeover, despite possible benefit to the shareholders, or otherwise adversely affect the price of our common stock. Our governing documents:

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  provide that a director may be removed from office prior to the expiration of such director's term only if such removal is approved by the affirmative vote of the holders of 66 2/3% of the shares entitled to vote at an election of directors;

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  provide that all vacancies on our board of directors may be filled by the board of directors for the unexpired term;

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  authorize a class of preferred stock that may be issued in series with terms, including voting rights, established by the board of directors without shareholder approval;

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  authorize 10,000,000 shares of common stock and 10,000,000 shares of preferred stock that may be issued by the board of directors without shareholder approval;

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  classify our board with staggered three year terms, preventing a change in a majority of the board at any annual meeting;

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  require advance notice of proposed nominations for election to the board of directors and business to be conducted at a shareholder meeting;

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  grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the Company and our shareholders, to take into account the effect of the transaction on the employees, customers and suppliers of our Company and upon the communities in which offices of the Company are located, to the extent permitted by South Carolina law;

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  require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock entitled to vote to approve any merger, consolidation, or sale of us or any substantial part of the our assets;

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  provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members; and

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  provide that no individual who is or becomes a "business competitor" or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with us or any of our subsidiaries (any such individual, corporation, or other entity being a "business competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in our best interests for such individual to serve as a director (any financial institution having branches or affiliates within Richland or Lexington Counties, South Carolina is presumed to be a business competitor unless the board of directors determines otherwise).

        In addition, the South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation do not contain such a provision. An amendment of our articles of incorporation to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

        Finally, the Change in Bank Control Act of 1978 (the "Change in Bank Control Act") as well as the Bank Holding Company Act of 1956 (the "Bank Holding Company Act") generally require filings and approvals prior to certain transactions that would result in a party acquiring control of the Company or the bank.

A holder with as little as a 5% interest in First Community could, under certain circumstances, be subject to regulation as a "bank holding company" and possibly other restrictions.

        Any entity (including a "group" composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act. In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of our outstanding common stock and (ii) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder's investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, subject to an FDIC policy statement published in August 2009, under certain circumstances, holders of 5% or more of our securities could be required to be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for us to participate in an FDIC-assisted transaction of a failed bank.

The Series T Preferred Stock impacts net income available to our common shareholders and earnings per common share, and the Warrant we issued to the U.S. Treasury may be dilutive to holders of our common stock.

        The dividends declared on our Series T Preferred Stock issued to the U.S. Treasury pursuant to the CPP will reduce the net income available to common shareholders and our earnings per common share. The Series T Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of the Company. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant we issued to the U.S. Treasury in conjunction with the sale to the U.S. Treasury of the Series T Preferred Stock is exercised. The shares of common stock underlying the Warrant represent approximately 5.6% of the shares of our common stock outstanding as of March 31, 2012 (including the shares issuable upon exercise of the Warrant in total shares outstanding). Although the U.S. Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of common stock acquired upon exercise of the Warrant is not bound by this restriction.

Holders of the Series T Preferred Stock may, under certain circumstances, have the right to elect two directors to our board of directors.

        In the event that we fail to pay dividends on the Series T Preferred Stock for an aggregate of six quarterly dividend periods or more, the authorized number of directors then constituting our board of directors will be increased by two. Holders of the Series T Preferred Stock, together with the holders of any outstanding parity stock with the same voting rights, will be entitled to elect the two additional members of the board of directors at the next annual meeting (or at a special meeting called for this purpose) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

Holders of the Series T Preferred Stock have limited additional voting rights.

        Except as otherwise required by law and in connection with the election of directors to our board of directors in the event that we fail to pay dividends on the Series T Preferred Stock for an aggregate of at least six quarterly dividend periods (whether or not consecutive), holders of the Series T Preferred Stock have limited voting rights. So long as shares of the Series T Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or our amended and restated articles of incorporation, the vote or consent of holders owning at least 66 2/3% of the shares of Series T Preferred Stock outstanding is required for (i) any authorization or issuance of shares ranking senior to the Series T Preferred Stock; (ii) any amendment to the rights of the Series T Preferred Stock so as to adversely affect the rights, preferences, privileges or voting power of the Series T Preferred Stock; or (iii) consummation of any merger, share exchange or similar transaction unless the shares of Series T Preferred Stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series T Preferred Stock remaining outstanding or such preference securities have such rights, preferences, privileges and voting power as are not materially less favorable to the holders than the rights, preferences, privileges and voting power of the shares of Series T Preferred Stock.

There can be no assurance whether or when the Series T Preferred Stock can be repurchased or whether or when the related Warrant can be repurchased.

        Subject to approval of our regulators, we generally have the right to repurchase the shares of Series T Preferred Stock and the Warrant issued to the U.S. Treasury in the TARP Transaction through, among other methods, participation in a U.S. Treasury auction, privately negotiated transactions, and/or the exercise of the redemption right that we have under the terms of the Series T Preferred Stock. If the U.S. Treasury sells our shares of Series T Preferred Stock and/or Warrants in an auction, there can be no assurances that we will be permitted to bid in such auction. Moreover, there can be no assurance as to when the Series T Preferred Stock and the Warrant will be repurchased, if at all. As a result, we will remain subject to the uncertainty of additional future changes to the CPP, which could put us at a competitive disadvantage. Until such time as the Series T Preferred Stock and the Warrant are repurchased, we will remain subject to the terms and conditions of those instruments.

        If we are unable to redeem the Series T Preferred Stock issued to the U.S. Treasury pursuant to the CPP prior to February 15, 2014, the dividend rate will increase substantially on that date, from 5.0% per annum to 9.0% per annum. Depending on our financial condition at the time, this increase in the annual dividend rate on the Series T Preferred Stock could have a material negative effect on our liquidity, our net income available to common shareholders, and our earnings per share.

An investment in our common stock is not an insured deposit.

        An investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Your investment in our common stock will be subject to investment risk and you may lose all or part of your investment.

USE OF PROCEEDS

        We estimate that the net proceeds of this offering, after deducting underwriting discounts, commissions and the estimated expenses of this offering payable by us, will be approximately $12.0 million, or approximately $13.9 million if the underwriter's over-allotment option is exercised in full. We intend to use the proceeds of the offering to repurchase all of the Series T Preferred Stock and, potentially, the Warrant issued to the U.S. Treasury, and to use any remainder for general corporate purposes, including contributing a portion of the proceeds to the bank as additional capital to support organic growth and, potentially, opportunistic acquisitions that meet our investment criteria. We may seek to repurchase our Series T Preferred Stock through, among other methods, participation in a U.S. Treasury auction, privately negotiated transactions, and/or the exercise of the redemption right that we have under the terms of the Series T Preferred Stock.

        The approval of the U.S. Treasury and our banking regulators is required for the repurchase of our Series T Preferred Stock. We have consulted with our banking regulators as to our intent to repurchase the Series T Preferred Stock, and we understand that the U.S. Treasury will also consult with these regulators upon receipt of notice from us of our intention to so repurchase. We can make no assurances as to when, or if, we will receive such approvals. If we repurchase all of the Series T Preferred Stock and the Warrant, these repurchases will require the use of all or substantially all of the net proceeds of this offering. If we were to conclude that we will not receive such approvals within a reasonable period of time, then we may decide to use the proceeds of this offering that would otherwise have been used for the repurchase of the Series T Preferred Stock and, potentially, the Warrant, instead for general corporate purposes, including contributing a portion of the proceeds to the bank as additional capital to support organic growth and, potentially, opportunistic acquisitions that meet our investment criteria.

        The aggregate liquidation preference of our Series T Preferred Stock is $11.3 million. Cumulative dividends on the Series T Preferred Stock accrue on the liquidation preference at a rate of 5% per annum until February 14, 2014, and at a rate of 9% per annum thereafter.

CAPITALIZATION

        The following table sets forth our unaudited consolidated capitalization as of March 31, 2012. Our capitalization is presented:

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  on an actual basis;

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  on an as adjusted basis to give effect to the sale of 1,630,435 shares of common stock, as if the offering had been completed as of March 31, 2012 (assuming the net proceeds of the offering are $12.0 million, after deducting the estimated underwriting discount and estimated offering expenses of $1.0 million, and the underwriter's over-allotment option is not exercised); and

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  on an as further adjusted basis to give effect to (i) the sale of 1,630,435 shares of common stock, as if the offering had been completed as of March 31, 2012 (assuming the net proceeds of the offering are $12.0 million, after deducting the estimated underwriting discount and estimated offering expenses of $1.0 million, and the underwriter's over-allotment option is not exercised); and (ii) the application of the net proceeds of this offering to repurchase in full 11,350 shares of our Series T Preferred Stock issued to the U.S. Treasury pursuant to the CPP, assuming we receive the necessary approvals from the U.S. Treasury and our banking regulators, at a price equal to such shares' liquidation preference plus the amount of any accrued dividends.

        The following data should be read together with our consolidated financial statements and the related notes incorporated by reference into this prospectus.

	March 31, 2012
	Actual	As Adjusted for this Offering	As Further Adjusted for this Offering and the Intended Repurchase of Our Series T Preferred Stock (5)
Long-term Indebtedness (1):
Junior subordinated debentures (2):	$17,913	$17,913	$17,913
Shareholders' Equity:
Preferred stock, 10,000,000 shares authorized:
Series T cumulative, non-convertible, perpetual preferred stock, $1,000 liquidation value, 11,350 shares issued and outstanding	$11,164	$11,164	$—
Common stock, par value $1.00 per share, 10,000,000 shares authorized:
3,310,572 shares issued and outstanding (actual), and 4,941,007 issued and outstanding (as adjusted and as further adjusted)	3,311	4,941	4,941
Capital surplus	49,744	60,123	60,123
Retained Earnings (Accumulated deficit)	(17,104)	(17,104)	(17,290)
Accumulated other comprehensive loss, net	2,192	2,192	2,192

Total shareholders' equity	$49,307	$61,316	$49,966

Total capitalization (3):	$67,220	$79,229	$67,879

Book value per common share	$11.52	$10.15	$10.11

Tangible book value per common share	$11.25	$9.97	$9.93

Capital Ratios:
Leverage ratio	9.77%	11.58%	9.87%
Tier 1 risk-based capital ratio (4)	15.65%	18.32%	15.80%
Total risk-based capital ratio (4)	17.57%	20.18%	17.72%

(1)
The Company does not consider Federal Home Loan Bank advances, federal funds purchased and demand repurchase agreements to be long-term debt.

(2)
Consists of debt associated with trust preferred securities and subordinated debt in the aggregate amount of $17.5 million.

(3)
Includes total shareholders' equity and junior subordinated debentures, net of estimated offering costs of $1.0 million related to this common stock offering.

(4)
As adjusted assumes net proceeds from the offering are invested in assets with a 100% risk-weighting.

(5)
The repurchase of the Series T Preferred Stock would have resulted in a non-cash charge to income available to common shareholders of approximately $186,000 as of March 31, 2012, representing the accretion of the remaining discount on the Series T Preferred Stock at liquidation. In addition, upon the repurchase of the Series T Preferred Stock, the annual dividends of approximately $567.5 thousand payable on the Series T Preferred Stock would be eliminated. Does not assume the exercise of 195,915 warrants for shares at $8.69 per share issued under the terms of the Series T Preferred Stock or the exercise of 107,500 warrants for shares at $5.90 per share issued to certain accredited investors under the terms of a Subordinated Note and Warrant Purchase Agreement.

MARKET FOR COMMON STOCK

        Our common stock is listed on the NASDAQ Capital Market under the symbol "FCCO." The table below presents the high and low sales prices for our common stock, and the cash dividends declared on our common stock, for each completed quarter of 2010, 2011 and 2012 through July 23, 2012. Market values and dividends are shown per share and are based on the shares outstanding, on a split adjusted basis, for 2010, 2011 and 2012. All information has been adjusted for any stock splits and stock dividends effected during the periods presented.

2012	High	Low	Dividends Per Share
Third Quarter (through July 23, 2012)	$8.10	$7.84	$0.04
Second Quarter	8.80	7.65	0.04
First Quarter	8.00	5.98	0.04

2011	High	Low	Dividends Per Share
Fourth Quarter	$6.60	$5.42	$0.04
Third Quarter	7.00	5.28	0.04
Second Quarter	7.36	6.44	0.04
First Quarter	6.75	5.90	0.04

2010	High	Low	Dividends Per Share
Fourth Quarter	$5.78	$5.00	$0.04
Third Quarter	6.05	5.00	0.04
Second Quarter	6.75	5.55	0.04
First Quarter	6.50	5.75	0.04

        The closing sales price for our common stock on July 23, 2012, as reported on the NASDAQ Capital Market, was $8.00 per share. As of March 31, 2012, the most recent date records were available, there were 1,562 shareholders of record. As of March 31, 2012, there were 3,310,572 shares of common stock outstanding.

DIVIDEND POLICY

        We pay cash dividends to shareholders mainly from funds on hand or provided by dividends received from our bank. The final determination of the timing, amount and payment of dividends on our common stock is at the discretion of our board of directors and will depend upon the earnings of and dividends from our subsidiary, First Community Bank, our financial condition and other factors, including general economic conditions and applicable governmental regulations and policies as discussed in the section entitled "Supervision and Regulation" incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2011.

        We are organized under the South Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, a corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

        We are a legal entity separate and distinct from our banking subsidiary. Our ability to distribute cash dividends will depend primarily on the ability of the bank to pay dividends to us, and the bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a national bank, the bank is prohibited from declaring a dividend on its shares of common stock in any year in excess of an amount equal to the sum of the net income of the bank for that year and the retained net income of the bank for the preceding two years, minus the sum of any transfers required by the OCC and any transfers required to be made to a fund for the retirement of any preferred stock, unless the OCC approves the declaration and payment of dividends in excess of such amount. As a national bank, the bank also cannot pay dividends from permanent capital without prior OCC approval. As a result of the bank's accumulated deficit of $9.7 million at March 31, 2012 due primarily to the non-cash goodwill impairment charge of $27.8 million in 2009, the bank is currently prohibited from paying dividends to the Company without the prior approval of the OCC. The OCC also has the authority under federal law to enjoin a national bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

        As of March 31, 2012, we had $3.2 million in cash at the holding company level which is available to, among other things, fund dividend payments on our common and preferred stock, including the Series T Preferred Stock issued to the U.S. Treasury, interest payments on the Subordinated Notes and dividend payments on the trust preferred securities. Based on our current level of holding company dividend and interest payments and other expenses, and assuming net proceeds of $12.0 million from this offering and assuming the repurchase of our Series T Preferred Stock for $11.3 million, we believe that our cash at the holding company level is sufficient to fund such payments through approximately September 30, 2014.

        Further, the terms of our trust preferred securities and subordinated debt prohibit us from paying dividends on our common stock during any period in which we have deferred interest payments on the trust preferred securities or deferred interest payments on our subordinated debt.

        As long as the Series T Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. The dividends declared on shares of our Series T Preferred Stock will reduce the net income available to common shareholders and our earnings per common share. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

DESCRIPTION OF CAPITAL STOCK

General

        The articles of incorporation of First Community authorize the issuance of capital stock consisting of 10,000,000 shares of common stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share, of which 11,350 shares are designated as Series T Preferred Stock. As of March 31, 2012, we had issued and outstanding 3,310,572 shares of common stock held by 1,562 shareholders of record and 11,350 shares of Series T Preferred Stock held by one shareholder of record.

        In the future, the authorized but unissued and unreserved shares of common stock will be available for issuance for general purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. Except as may be required to approve a merger or other transaction in which the additional authorized shares of common stock would be issued, no shareholder approval will be required for the issuance of those shares.

        The description of our capital stock below is qualified in its entirety by reference to our articles of incorporation, as amended.

Common Stock

    General

        Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

    Voting Rights

        Each share of common stock will entitle the holder thereof to one vote on all matters upon which shareholders have the right to vote. There are no cumulative voting rights.

        In general, except as otherwise provided in our articles of incorporation, (i) amendments to our articles of incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of the Company must be approved by two-thirds of the votes entitled to be cast thereon.

        Our articles of incorporation provide that a merger, consolidation, or sale of the Company or any substantial part of the Company's assets must be approved by the affirmative vote of the holders of at least 66 2/3% of our outstanding shares of common stock entitled to be cast.

        Our articles of incorporation provide that our board of directors may alter, amend, or repeal any of our bylaws or adopt new bylaws, subject to our shareholders' concurrent right to alter, amend, or repeal any of our bylaws or adopt new bylaws.

    Dividends

        Holders of shares of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore. Our ability to pay dividends will be dependent on our earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

        No dividend will be declared or paid during any calendar year on the common stock unless and until there has been paid in full (or set apart for purposes of such payment) to the holders of our Series T Preferred Stock, any accrued and unpaid dividends on such shares of preferred stock, through the date on which we propose to pay the cash dividend on the common stock. See "Preferred Stock" below.

    No Preemptive or Conversion Rights

        Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock and have no conversion or redemption rights.

    Calls and Assessments

        All of the issued and outstanding shares of our common stock are non-assessable and non-callable.

    Liquidation Rights

        In the event of our liquidation, dissolution, or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of our Series T Preferred Stock and any other preferred stock that may be issued and outstanding having preference over common shares.

    Certain Ownership Restrictions

        A holder with as little as a 5% interest in our Company could, under certain circumstances, be subject to regulation as a "bank holding company" and possibly other restrictions. Specifically, any entity (including a "group" composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a "controlling influence" over the Company, may be subject to regulation as a "bank holding company" in accordance with the BHCA. In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of our outstanding common stock and (ii) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978 to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder's investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, subject to a FDIC policy statement published in August 2009, under certain circumstances, holders of 5% or more of the Company's securities could be required to be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for the Company to participate in an FDIC-assisted transaction of a failed bank.

    NASDAQ

        Our common stock is listed on the NASDAQ Capital Market.

Preferred Stock

        Our board of directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable. The board of directors is also authorized to fix before the issuance thereof the designation, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. Accordingly, our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock and, under certain circumstances, discourage an attempt by others to gain control of the Company.

        The creation and issuance of any additional series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend on, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.

        Summarized below are the material terms of our outstanding preferred stock.

Fixed Rate Cumulative Preferred Stock, Series T

  Designation

        In connection with the Letter Agreement dated November 21, 2008, and the related Securities Purchase Agreement—Standard Terms with the U.S. Treasury, we established the Series T Preferred Stock. There are currently 11,350 shares of our Series T Preferred Stock outstanding.

    Dividends

        Holders of shares of Series T Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series T Preferred Stock with respect to each dividend period from November 21, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of Series T Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9.0% per share on a liquidation preference of $1,000 per share of Series T Preferred Stock with respect to each dividend period thereafter.

        Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series T Preferred Stock are payable to holders of record of shares of Series T Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

        If we determine not to pay any dividend or a full dividend with respect to the Series T Preferred Stock, we must provide written notice to the holders of shares of Series T Preferred Stock prior to the applicable dividend payment date.

        We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

    Priority of Dividends and Payments on Liquidation

        With respect to the payment of dividends and the amounts to be paid on liquidation, the Series T Preferred Stock will rank:

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  senior to our common stock and all other new issuances of equity securities designated as ranking junior to the Series T Preferred Stock; and

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  at least equally with all other equity securities designated as ranking on a parity with the Series T Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets on our liquidation, dissolution or winding-up.

        So long as any shares of Series T Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, we may not pay or declare any dividends on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series T Preferred Stock for all prior dividend periods, other than:

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  purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business (including purchases to offset the increase in the number of diluted shares outstanding resulting from the grant, vesting or exercise of equity based-compensation to employees, or the share dilution amount, pursuant to a publicly announced repurchase plan) and consistent with past practice, provided that purchases to offset the share dilution amount shall not exceed the share dilution amount;

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  purchases or other acquisitions by any of our broker-dealer subsidiaries solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of our business;

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  purchases or other acquisitions by any of our broker-dealer subsidiaries for resale pursuant to an offering by us of our stock that is underwritten by the related broker-dealer subsidiary;

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  any dividends or distributions of rights or junior stock in connection with any shareholders' rights plan or repurchases of rights pursuant to any shareholders' rights plan;

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  acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or a subsidiary of us, including as trustee or custodian; and

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  the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before November 21, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

        On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series T Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series T Preferred Stock), with respect to the Series T Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

    Redemption

        The Series T Preferred Stock may be redeemed by us, at our option, with approval of the Federal Reserve, in whole or in part, subject to notice as described below. In any redemption, the redemption price is an amount equal to the per share liquidation amount of $1,000 plus accrued and unpaid dividends to, but excluding, the date of redemption. The redemption price for any shares of the Series T Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Company or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such dividend record date relating to the dividend payment date as provided in above.

        The Series T Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series T Preferred Stock have no right to require the redemption or repurchase of the Series T Preferred Stock.

        In case of any redemption of part of the shares of the Series T Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the board of directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions of the Securities Purchase Agreement with the U.S. Treasury, the board of directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of the Series T Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

        Notice of every redemption of shares of Series T Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on our books. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this paragraph shall be conclusively presumed to have been duly given, whether or not the holder received such notice, and failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series T Preferred Stock designated for redemption will not affect the redemption of any other Series T Preferred Stock. Notwithstanding the foregoing, if shares of Series T Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any other similar facility, notice of redemption may be given to the holders of Series T Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption will set forth (i) the redemption date; (ii) the number of shares of Series T Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

        Shares of Series T Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of our preferred stock (provided that any such cancelled shares of Series T Preferred Stock may be reissued only as shares of any series of preferred stock other than Series T Preferred Stock).

    Liquidation Rights

        If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series T Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series T Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series T Preferred Stock.

        If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series T Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series T Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series T Preferred Stock has been paid in full to all holders of Series T Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series T Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

        For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

    Conversion Rights

        Holders of Series T Preferred Stock shall have no right to exchange or convert such shares into any other securities.

    Voting Rights

        Except as indicated below or otherwise required by law, the holders of Series T Preferred Stock will not have any voting rights.

        Election of Two Directors on Non-Payment of Dividends. If the dividends on the Series T Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series T Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors.

        Upon the termination of the right of the holders of Series T Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series T Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series T Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares of Series T Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

        Other Voting Rights. So long as any shares of Series T Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series T Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

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  any amendment or alteration of our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series T Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding-up;

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  any amendment, alteration or repeal of any provision of our articles of incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series T Preferred Stock; or

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  any consummation of a binding share exchange or reclassification involving the Series T Preferred Stock or of a merger or consolidation of us with another entity, unless the shares of Series T Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series T Preferred Stock or preference securities have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, that are not materially less favorable than the rights, preferences, privileges or voting powers, and limitations and restrictions thereof, of the Series T Preferred Stock immediately before such consummation, taken as a whole.

        To the extent of the voting rights of the Series T Preferred Stock, each holder of Series T Preferred Stock will have one vote for each $1,000 of liquidation preference to which such holder's shares of Series T Preferred Stock are entitled.

        The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series T Preferred Stock have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series T Preferred Stock to effect the redemption.

Warrant

        The following is a brief description of the Warrant that was issued to the U.S. Treasury through its CPP investment. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Warrant, a copy of which has been filed with the SEC and is also available on request from us.

    Shares of Common Stock Subject to the Warrant

        The Warrant is initially exercisable for 195,915 shares of our common stock. The number of shares subject to the Warrant are subject to the further adjustments described below under the heading "—Adjustments to the Warrant."

    Exercise of the Warrant

        The initial exercise price applicable to the Warrant is $8.69 per share of common stock for which the Warrant may be exercised. The Warrant may be exercised at any time on or before November 21, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of shares of common stock issuable on exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by the Company and the Warrant holder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Warrant is subject to the further adjustments described below under the subheading "Adjustments to the Warrant."

        Upon exercise of the Warrant, certificates for the shares of common stock issuable on exercise will be issued to the Warrant holder. We will not issue fractional shares on any exercise of the Warrant. Instead, the Warrant holder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the Warrant (less the pro-rated exercise price of the Warrant) for any fractional shares that would have otherwise been issuable on exercise of the Warrant. We will at all times reserve the aggregate number of shares of our common stock for which the Warrant may be exercised. We have listed the shares of common stock issuable upon exercise of the Warrant with the NASDAQ Capital Market.

    Rights as a Shareholder

        The Warrant holder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

    Transferability

        The Warrant, and all rights under the Warrant, are generally transferable, subject to any restrictions imposed by applicable law or regulations.

    Adjustments to the Warrant

        Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted if we pay stock dividends or make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock.

        Anti-dilution Adjustment. Until the earlier of November 21, 2011 and the date the initial selling security holder no longer holds the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

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  as consideration for or to fund the acquisition of businesses and/or related assets;

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  in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

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  in connection with a public or broadly marketed offering and sale of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

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  in connection with the exercise of preemptive rights on terms existing as of November 21, 2008.

        Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such distribution.

        Certain Repurchases. If we affect a pro rata repurchase of common stock, both the number of shares issuable on exercise of the Warrant and the exercise price will be adjusted.

        Business Combinations. In the event of a merger, consolidation or similar transaction involving us and requiring shareholder approval, the Warrant holder's right to receive shares of our common stock on exercise of the Warrant shall be converted into the right to exercise the Warrant for the consideration that would have been payable to the Warrant holder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

Certain Protective Provisions

  General

        Our articles of incorporation and bylaws, as well as the South Carolina Business Corporation Act, contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of us. These provisions, may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

        The following briefly summarizes protective provisions that are contained in our articles of incorporation and bylaws and which are provided by the South Carolina Business Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our articles of incorporation and bylaws and the statutory provisions contained in the South Carolina Business Corporation Act.

    Authorized but Unissued Stock

        The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Company's management.

    Supermajority Shareholder Vote Required for Merger

        The articles of incorporation require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock entitled to vote to approve any merger, consolidation, or sale of us or any substantial part of the our assets.

    Number and Qualifications of Directors

        The articles and bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members. The bylaws also provide that no individual who is or becomes a Business Competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with us or any of our subsidiaries (any such individual, corporation, or other entity being a "Business Competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in our best interests for such individual to serve as a director. Any financial institution having branches or affiliates within Richland or Lexington Counties,

South Carolina is presumed to be a Business Competitor unless the board of directors determines otherwise.

    Staggered Board of Directors

        Our board of directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible, and the terms of any newly created directorships filled by the board from such increase in the number of directors shall expire at the next election of directors by the shareholders. Approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles of incorporation and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable, and three meetings, rather than one, would be required to replace the entire board.

    Removal of Directors and Filling Vacancies

        Our articles of incorporation provide that a director may be removed from office prior to the expiration of such director's term only if such removal is approved by the affirmative vote of the holders of 66 2/3% of the shares entitled to vote at an election of directors. Our bylaws provide that all vacancies on our board may be filled by the board of directors for the unexpired term.

    Advance Notice Requirements for Shareholder Proposals

        Our bylaws establish advance notice procedures with regard to shareholder proposals. These procedures provide that the shareholder must submit information regarding the proposal, together with the proposal, to our corporate secretary at least 90 days in advance of the annual meeting. Shareholders submitting proposals for inclusion in our proxy statement must comply with the proxy rules under the Exchange Act. We may reject a shareholder proposal that is not made in accordance with such procedures.

    Certain Nomination Requirements

        Pursuant to our bylaws, we have established certain nomination requirements for an individual to be elected as a director of the Company at any annual or special meeting of the shareholders, including that the nominating party provide us within a specified time prior to the meeting (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on our board of directors.

    Business Combinations with Interested Shareholders

        The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation do not contain such a provision. An amendment of our articles of incorporation to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

    Factors to be Considered in Certain Transactions

        Our articles of incorporation grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the Company and our shareholders, to take into account the effect of the transaction on the employees, customers and suppliers of our Company and upon the communities in which offices of the Company are located, to the extent permitted by South Carolina law.

Indemnification

        South Carolina Business Corporation Act. The South Carolina Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

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  the director or officer acted in good faith;

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  the director or officer reasonably believed such conduct was in, or not opposed to, the corporation's best interest; and

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  in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

        However, the South Carolina Business Corporation Act provides that directors or officers may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

        The South Carolina Business Corporation Act also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation's power to indemnify. The Company maintains directors and officers' liability insurance for the benefit of its directors and officers.

        First Community Corporation. The bylaws of First Community require the Company to indemnify any person who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of service by such person as a director of the Company or its subsidiary bank or any other corporation which he served as such at the request of the Company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Directors are also entitled to have the Company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

        Under the bylaws, indemnification will be disallowed if it is established that the director (i) appropriated, in violation of his duties, any business opportunity of the Company, (ii) engaged in willful misconduct or a knowing violation of law, (iii) permitted any unlawful distribution, or (iv) derived an improper personal benefit. In addition to the bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The South Carolina Business Corporation Act also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable standard of the South Carolina Business Corporation Act.

        The board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling First Community pursuant to the provisions discussed above, First Community has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

        Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C, (S) 1818(b)).

Limitation of Liability

        Our articles of incorporation provide that to the full extent that the South Carolina Business Corporation Act permits the limitation or elimination of the liability of directors or officers, our directors or officers shall not be liable to us or our stockholders for monetary damages for breach of his or her duty as a director, except that a director may be liable (a) for any breach of the director's duty of loyalty to the Company or its shareholders, (b) for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of criminal law or of any federal or state securities law, including without limitation, laws proscribing insider trading or manipulation of the market for any security, and (c) for any transaction from which the director derives any improper personal benefits.

Registrar and Transfer Agent

        The registrar and transfer agent for our common stock is Registrar and Transfer Company.

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement between First Community Corporation and Raymond James & Associates, Inc., who we refer to as the underwriter, has agreed to purchase from us 1,630,435 shares of common stock.

        The underwriting agreement provides that the underwriter's obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

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  the representations and warranties made by us to the underwriter are true;

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  there is no material adverse change in the financial markets; and

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  we deliver customary closing documents and legal opinions to the underwriter.

        The underwriter is committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriter is not obligated to purchase or pay for the shares of common stock covered by the underwriter's over-allotment option described below, unless and until the underwriter exercises such option.

        The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by the underwriter, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

        Our common stock is listed on the NASDAQ Capital Market under the symbol "FCCO."

Commissions and Expenses

        The underwriter proposes to offer shares of our common stock directly to the public at $8.00 per share. If all of the shares of our common stock are not sold at the public offering price, the underwriter may change the public offering price and the other selling terms.

        The following table shows the per share and total underwriting discount that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter's over-allotment option.

	Per share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$8.00	$13,043,480	$15,000,000
Underwriting discount	$0.48	$782,609	$900,000
Proceeds to us (before expenses)	$7.52	$12,260,871	$14,100,000

        In addition to the underwriting discount, the underwriting agreement will provide that we will reimburse the underwriter for their reasonable attorneys' fees and out-of-pocket expenses incurred in connection with this engagement, up to a maximum aggregate amount of $50,000. We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $250 thousand.

Over-allotment Option

        We have granted to the underwriter an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of 244,565 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriter exercises its over-allotment option, the underwriter will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Lock-Up Agreements

        Our directors and executive officers have agreed that for a period of 90 days from the date of this prospectus, none of our executive officers or directors will, without the prior written consent of the underwriter, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. The underwriter, in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

        We have agreed to indemnify the underwriter and persons who control the underwriter against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

        In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

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  Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

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  Penalty bids permit the underwriter to reclaim a selling concession from a selected dealer when our common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

        These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

        The underwriter and its affiliates may in the future from time to time provide investment banking and other financing and banking services to us, for which they may in the future receive, customary fees and reimbursement for their expenses.

 LEGAL MATTERS

        The validity of the shares of our common stock offered and certain other legal matters will be passed upon for First Community Corporation by the law firm of Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Certain legal matters in connection with the offering will be passed upon by Bryan Cave LLP, Charlotte, North Carolina, counsel to the underwriter.

EXPERTS

        Our consolidated financial statements have been audited by Elliott Davis LLC, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date of this prospectus.

1,630,435 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

July 23, 2012